February 17, 2021
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:
Ms. Sasha Parikh
Ms. Tracie Mariner

Re:	Immunovant, Inc. Form 10-K for Fiscal Year Ended March 31, 2020 Filed June 29, 2020 File No. 001-38906

Dear Ms. Parikh and Ms. Mariner:

This letter sets forth the response of Immunovant, Inc. (the “Company”) to the comments raised in the letter dated February 2, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) related to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020 filed on June 29, 2020 (the “2019 Form 10-K”). Set forth below is the Company’s response to the Staff’s comments as set forth in the Comment Letter. To facilitate your review, the Staff’s comments set forth in the Comment Letter are reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Company.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Research and Development Expenses, page 93
1.Please disclose, in proposed disclosure to be provided in future filings, the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Combined and Consolidated Statements of Operations.
Response:
The Company respectfully acknowledges the Staff’s comment and the Company will undertake to provide the following tabular and narrative disclosure in its future periodic reports filed with the Commission. Capitalized terms used but not defined below have the meaning given to those terms in our 2019 Form 10-K.
Research and Development Expenses
Since our incorporation, our operations have primarily been limited to organizing and staffing our company, acquiring rights to our product candidate, IMVT-1401, and preparing for and conducting clinical trials. Research and development expenses include program-specific costs, as well as unallocated costs.

Program-specific costs include:
•direct third-party costs, which include expenses incurred under agreements with contract research organizations and the cost of consultants who assist with the development of the Company’s product candidate on a program-specific basis, investigator grants, sponsored research, and any other third-party expenses directly attributable to the development of the product candidate; and
•payments upon the achievement of certain development and regulatory milestones under the HanAll Agreement.
Unallocated costs include:
•Costs related to contract manufacturing operations including manufacturing costs in connection with producing materials for use in conducting preclinical and clinical studies;
•personnel-related expenses for research and development personnel, which includes employee-related expenses such as salaries, benefits and other staff-related costs;
•stock-based compensation expenses for research and development personnel;
•costs allocated to us under our services agreements with RSI and RSG (the “Services Agreements”); and
•other expenses, which include the cost of consultants who assist with our research and development, but are not allocated to a specific program.
Research and development activities will continue to be central to our business model. We expect our research and development expenses to increase significantly over the next several years as we increase personnel and compensation costs and commence additional expected clinical trials for IMVT-1401 and prepare to seek regulatory approval for our product candidate. It is difficult to determine with certainty the duration and completion costs of any clinical trial we may conduct.
The duration, costs and timing of clinical trials of IMVT-1401 and any future product candidates will depend on a variety of factors that include, but are not limited to:
•the number of trials required for approval;
•the per patient trial costs;
•the number of patients that participate in the trials;
•the number of sites included in the trials;
•the countries in which the trial is conducted;
•the length of time required to enroll eligible patients;
•the number of doses that patients receive;
•the drop-out or discontinuation rates of patients;
•the potential additional safety monitoring or other studies requested by regulatory agencies;
•the duration of patient follow-up;
•the timing and receipt of regulatory approvals;
•the potential impact of the ongoing COVID-19 pandemic;
•the efficacy and safety profile of the product candidate; and
•the cost of manufacturing.
In addition, the probability of success for IMVT-1401 will depend on numerous factors, including competition, manufacturing capability and commercial viability.

Results of Operations
The following tables summarize the period-over-period changes in research and development expenses for the years ended March 31, 2021 and 2020 (in thousands):

	Year Ended March 31,				Change
	2021		2020		$
Program-specific costs:
Neurology diseases	$	XXXX	$	XXXX	$	XXXX
Endocrine diseases		XXXX		XXXX		XXXX
Hematology diseases		XXXX		XXXX		XXXX
Unallocated costs:
Contract manufacturing costs		XXXX		XXXX		XXXX
Personnel-related expenses including stock-based compensation		XXXX		XXXX		XXXX
Other		XXXX		XXXX		XXXX
Total research and development expenses	$	XXXX	$	XXXX	$	XXXX
Note: XXXX in the above table represents illustrative financial information and the Company will populate financial numbers while presenting in its future filings.
Additionally, the Company will continue to provide disclosure about increase or decrease in research and development spend as compared with the prior period.
The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (415) 254-8209 or pam.connealy@immunovant.com with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to the above.
Sincerely,

/s/ Pamela Yanchik Connealy
Pamela Yanchik Connealy
Chief Financial Officer
Immunovant, Inc.
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